As filed with the Securities and Exchange Commission on February 25, 2003

Registration No. 333-102198

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

CALIFORNIA MICRO DEVICES CORPORATION

(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	94-2672609 (I.R.S. Employer Identification No.)

430 N. McCarthy Blvd

Milpitas, California 95035-5112

(408) 263-3214

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ROBERT V. DICKINSON

Chief Executive Officer

CALIFORNIA MICRO DEVICES CORPORATION

430 N. McCarthy Blvd

Milpitas, California 95035-5112

(408) 263-3214

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

STEPHEN M. WURZBURG

JEFFREY K. LI

Pillsbury Winthrop LLP

2550 Hanover Street

Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common stock, no par value per share	1,943,002 shares	$4.85	$9,423,559.70	$866.97(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sale prices of the Registrant’s Common Stock on the Nasdaq National Market on December 23, 2002.

(2)	A filing fee in the amount of $866.97 was paid in connection with the Registrant’s initial filing on December 24, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated February 25, 2003

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

1,943,002 Shares

CALIFORNIA MICRO DEVICES

CORPORATION

Common Stock

The selling shareholders identified in this prospectus may sell up to 1,943,002 shares of our common stock. They acquired these shares, or warrants to purchase these shares, from us during November, 2002. The selling shareholders may offer and sell their shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

The selling shareholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Our common stock is traded on the Nasdaq National Market under the symbol “CAMD.” The last reported sale price of our common stock on the Nasdaq National Market on February 24, 2003 was $3.77 per share.

Our address is 430 N. McCarthy Blvd, Milpitas, CA 95035. Our phone number is (408) 263-3214.

Investing in our common stock involves a high degree of risk. You should carefully read and consider the “ Risk Factors” beginning on page 6 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February     , 2003.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. A reference to we, us, our or CAMD in the prospectus means California Micro Devices Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

CALIFORNIA MICRO DEVICES CORPORATION

We design and sell application specific analog semiconductor products to the mobile, computing, lighting, medical, and other markets. We are a leading supplier of application specific integrated passive (ASIPTM) devices, including silicon submounts for high brightness light emitting diodes, often referred to as LEDs, and we also offer a growing portfolio of power management integrated circuits. Our products provide critical signal integrity, electromagnetic interference filtering, electrostatic discharge protection, and power management solutions that enable high growth applications including personal computers, wireless communication devices and consumer electronic products. For our ASIP devices, through proprietary manufacturing processes, we integrate multiple passive components onto single chips and, in some cases, enhance their functionality with the integration of discrete semiconductor functions to provide single chip solutions for densely populated, high performance electronic systems. For our power management integrated circuits, we use primarily industry-standard manufacturing processes for cost effectiveness. Our devices are significantly smaller and provide more functionality than competitive solutions using discrete products. Our devices replace functional clusters of discrete passive components that are used for electrostatic discharge protection, signal filtering and termination at buses and input/output ports, wave shaping, clock signal filtering, biasing, and other traditional discrete component functions.

In 1991, we began selling solutions for the commercial marketplace, achieving early success in the personal computer (PC) market with the launch of the industry’s first application specific integrated passive devices. We introduced our first application specific integrated passive solutions designed for the growing communications infrastructure market in 1995 and added power management and operational amplifier semiconductor solutions for the personal computer and communication infrastructure markets to our product portfolio in 1997. Recently, we have been an early adopter of an advanced packaging technology known as Chip Scale Packaging. This technology reduces the size and weight of our products while minimizing performance limitations introduced by traditional integrated circuit packaging. These characteristics position us to pursue opportunities in the growing market for handheld products including mobile phones.

Recently, we have focused our product development, market development and sales activities on three markets: Mobile, Computing, and LED Lighting. The Communications Infrastructure market has historically provided a significant share of our revenue but that has declined substantially due to recent conditions in that market and it is not expected to provide a major contribution to our growth in the future due to structural changes in that market. We also offer certain legacy products designed for telecommunication applications in which we are not making any further investment and are selling only on an opportunistic basis. Additionally, we have sold foundry services in the past but do not anticipate doing so in the future.

The Mobile market includes applications such as mobile telephone handsets, personal digital assistants often referred to as PDAs, portable consumer electronics, smart cards and compact flash cards. Space is critical in these applications since designers are faced with the challenge of packing as much functionality into the smallest space possible. The integration provided by our products, especially when Chip Scale Packaging is used, directly addresses this need. Within this market, our products provide critical signal termination, electromagnetic interference filtering, electrostatic discharge protection and power management solutions. Additional benefits of our products include improved electrical characteristics, lower power consumption, higher reliability, lower total cost and faster time-to-market.

In the Computing market, our products deliver signal termination, electrostatic discharge protection, electromagnetic interference filtering and voltage regulation solutions for desktop and notebook personal computers, servers, personal computer peripherals, game consoles, and set-top boxes. Our products offer customers lower cost of ownership for those functions because reduced part count and fewer part numbers result in reduced assembly costs, procurement efficiencies, improved inventory management and increased manufacturing throughput. Other advantages include better electrical characteristics, higher reliability and faster design cycles. In addition, the reduced space required by our products provides an advantage in notebook personal computer applications.

In the LED Lighting market, we have focused on silicon submounts for LED lighting applications such as traffic lights, area lighting and automotive headlamps. The LED Lighting market is being driven by the longevity, energy efficiency, durability, low maintenance cost and compact size of LEDs, which are gradually replacing incandescent lamps in a variety of applications including traffic lights, liquid crystal display backlighting, automotive interior lighting and headlamps and consumer and commercial area lighting applications. Our products enhance high brightness LED solutions by providing robust electrostatic discharge protection, enhanced thermal resistance—permitting the lighting applications to operate at higher currents and brightness levels, and a reflective submount surface that reflects a high percentage of the generated light forward, thereby increasing the efficiency of the solution.

In the Medical market, we offer a limited line of products for cardiac pacemakers and defibrillators, although we believe the opportunity for revenue growth in this market to be more limited than in our three focus markets. We also continue to offer our products for communications infrastructure applications and legacy telecommunication products, as well as other semi-custom products for military and aerospace applications although we believe that sales of these products will decline over time.

Our proprietary ASIP product line combines passive components such as resistors, capacitors, and diodes with active analog semiconductor elements, such as transistors, on a single silicon chip. Our products solve particular design problems such as high speed digital bus termination, the protection of input/output ports from damage that can be caused by electrostatic discharge and the reduction of electromagnetic interference. Our products provide designers with high performance, unique functionality, smaller size, lower costs, and a shorter time-to-market. Our products have wide-spread applications in Mobile, Computing, LED Lighting, Medical and Other markets. Our unique design architecture, involving the integration of thin film and CMOS processes on a single wafer, permits a high level of functional integration for our products. This level of functional integration facilitates system miniaturization and improves performance in a variety of battery operated and portable equipment. These parts are offered in various high density packages as well as state of the art Chip Scale Packaging. Our silicon submounts for LED Lighting applications are simple specialized forms of application specific integrated passive devices.

We also design, manufacture and market circuits that combine digital and analog functions on a single chip for telecommunications equipment, computer motherboards, computer peripherals and mobile products such as mobile phone handsets, personal digital assistants, smart cards and flash memory. These products typically involve power management integrated circuits, level shifters, operational amplifiers and various of these products with integrated passive components. They provide important system functionality such as power supply filtering, voltage switching and highly integrated operational amplifiers for audio subsystems. The power management products are offered in both single voltage input/output configurations as well as with integrations of multiple voltage inputs/outputs. Standard packaging and Chip Scale Packaging options are available.

We currently own and operate a CMOS fabrication facility in Tempe, Arizona which also has thin film fabrication capability. Previously, we had operated a wafer fabrication facility in Milpitas, California through September 30, 2002, under a lease which we had extended through October 31, 2002. As part of our fab-lite manufacturing strategy, we have retained Advanced Semiconductor Manufacturing Corporation (ASMC) of Shanghai, China to manufacture wafers utilizing our own manufacturing processes under a limited license from us. Additionally, we plan to utilize ASMC’s standard CMOS processes to support current and future analog semiconductor products. We anticipate also working with additional third party foundry partners, increasing the percentage of wafer starts allocated to our foundry partners, allowing us to efficiently scale capacity to meet our needs while reducing the fixed costs which would otherwise be associated with manufacturing wafers internally and reducing our dependence on specific manufacturing facilities. Our aggressive utilization of Chip Scale Packaging for our products targeted at limited space mobile electronic products has allowed us to gain valuable manufacturing expertise and a significant installed manufacturing equipment base for this advanced packaging technology much earlier than our direct competition. We believe this chipscale position gives us a valuable advantage in the market place.

We concentrate our efforts on major worldwide electronic system manufacturers who are considered market leaders in these segments, and where we feel we have the greatest opportunities and ability to influence the industry at large. This often involves a longer design-in cycle, but we believe it has greater long-term business potential. Our customers include original equipment manufacturers, such as Acer, Guidant Corporation, Hewlett-Packard/Compaq, Lumileds, Motorola, and Philips. We also sell to contract manufacturers, including Celestica, Inc. and Solectron Corporation, and original design manufacturers including Arima and Wistron.

Our products are primarily specified through contact with customers’ engineering departments, as well as their procurement and manufacturing personnel. Most of the systems into which our products are designed have short life cycles. As a result, we require a significant number of new design wins on an ongoing basis to maintain and grow revenue.

We work with existing and potential customers to identify passive and semiconductor component needs that our capabilities address, and seek to have customers design our solutions into their products. We target high volume, application specific, general customer products. In this respect, our business style is closer to that of a semiconductor company than that of a traditional passive component company.

Our sales channels consist of a small direct sales force and a larger network of independent regional sales representatives managed by our sales force, with its headquarters in Milpitas, California and regional sales offices in the United States, Europe, and Asia. Major mobile electronics customers are primarily buying our devices directly. Additionally, our LED lighting and medical businesses are primarily conducted on a direct basis as well. We also sell our products through distributors in the United States, Asia and Europe.

RISK FACTORS

Investing in CAMD common stock involves a high degree of risk. You should read and consider carefully the following factors before making an investment decision.

We incurred quarterly losses beginning with the quarter ended March 31, 2001, and we may be unable to ever become profitable or sustain profitability.

We have experienced losses for each quarter beginning with the quarter ended March 31, 2001. For fiscal 2002, our net loss was $28.6 million. Our net loss for the nine months ended December 31, 2002 was $4.1 million. Previously, we were also unprofitable from June 30, 1998 through September 30, 1999, although we achieved profitability for the five quarters beginning with the quarter ended December 31, 2000. Our accumulated deficit at December 31, 2002 was $64.1 million. For the past four quarters, the magnitude of our losses has decreased, in part due to our sharpened market focus and fab-lite strategy, to the point where we announced in late November that we expect to be close to breakeven or profitable in the fourth fiscal quarter of 2003 and profitable thereafter, although no assurance can be given. Many factors will affect our ability to become or sustain profitability such as continued demand for our products by our key customers, lack of price erosion, efficiency of our manufacturing subcontractors, continued product innovation and design wins, and our continued ability to manage our operating expenses.

Unless we reduce our cash usage below the level of the past few quarters or raise additional cash, we will have to cut our expenses to the detriment of our business.

Our cash position as of December 31, 2002, was $4.4 million, after raising approximately $5.2 million during November 2002, reducing our accounts payable significantly, and paying down our working capital credit line of approximately $1.1 million. For the first three quarters of fiscal 2003 our cash utilization for operations was approximately $3.3 million, $1.8 million, and $2.9 million, respectively. We currently anticipate our operating cash flows to be close to breakeven during the fourth fiscal quarter of 2003 and thereafter, although no assurance can be given. Unless we are able to reduce our operating cash usage as anticipated, we would run out of cash within a year if we continued to utilize cash in our operations at the same rate as we did during the first two quarters of fiscal 2003. During the past twelve months, we have been restructuring our business, both within sales and marketing to better focus on the business we wish to obtain and within manufacturing to transition to a “fab lite” model by outsourcing much of our manufacturing. We have taken these steps to reduce the revenues we need to achieve operating cash flow break-even and at the same time to increase our revenues. While no assurance can be given, we believe that our restructuring has not had negative operational consequences or put us at a competitive disadvantage. While we believe that these steps will be sufficient to enable us to achieve operating cash flow break-even, there can be no assurance that we will be successful in these regards or when we will be successful. If we are not successful in the next quarter or two, then we may have to cut expenses in order to conserve our cash or raise additional financing, of which there can be no assurance of success. Even if we are successful in reducing our cash usage, we may raise additional equity financing in order to provide ourselves with a cash reserve and funds to expand operations or to pay off our industrial revenue bond whose 10.5% interest rate is higher than the interest rate we currently pay on our other debt.

Unless we become and remain in compliance with all of loan covenants, certain of our loans may be called which will requires us to find alternate sources of debt or other financing or else be in default under such loans.

We were in violation of certain covenants contained in our Loan and Security Agreement with Silicon Valley Bank which governs our $5 million equipment line and revolving line of credit at the end of September and October, 2002. The bank waived these violations which had resulted primarily from increased expenses we incurred in maintaining our Milpitas plant longer than expected. Since November 30, 2002, we have been in compliance with these covenants in part as a result of our equity financing. In addition, even if we are not in violation of these covenants, the Bank can declare us in default of our agreement if it determines that there has been a material adverse change in our business, operations, or condition (financial or otherwise); a material impairment of the prospect of repayment of any portion of our obligations to the Bank; or a material impairment of the value or priority of the Bank’s security interests in our collateral. The determination of what constitutes a “material adverse change” or “material impairment” is based upon the Bank’s judgment. Any future failure to meet such covenants and a decision by the Bank not to waive any such failure, or a determination by the Bank that there has been such a “material adverse change” or “material impairment”, could be accompanied by a decision not to lend us additional monies or to call our loans, in which case we would be obligated to repay our entire indebtedness to the Bank. As of December 31, 2002, our indebtedness to Silicon Valley Bank was $3.1 million.

We have been in violation of one or more of the covenants under our Industrial Revenue Bonds continuously since March 31, 2002. Our violations resulted primarily from our 2002 restructuring and from our operating losses during the past several quarters. If we remain in violation of any one of these covenants continuously through June 30, 2004, then these bonds become callable. We have cured our violation of all of these covenants as a result of our November, 2002, equity private placement except for the covenant concerning the ratio of long-term debt to working capital. While we believe that we will become in compliance with this covenant within the next quarter or two if our operations continue to improve, and we believe that we will continue to be in compliance with the other covenants, no assurance can be given. As of December 31, 2002, our indebtedness under these bonds was $6.7 million.

We may require financing in order to be able to acquire the equipment necessary to expand our chip scale packaging capability. We may not be able to obtain such financing which could limit our revenue growth, particularly in the mobile market.

In order to materially expand our chip scale packaging capability, we would require additional tape and reel equipment. We may require financing in order to be able to acquire such equipment. There can be no assurances that we will be able to acquire such financing on reasonable terms if at all. If we are unable to finance such equipment acquisition and as a result we are unable to acquire such equipment, then we may not be able to manufacture enough product using chip scale packaging to satisfy the demand for such product, if such demand were to increase, of which there can be no assurance. As a result, our revenue growth, particularly in the mobile market, would be limited.

Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control.

Our operating results may fluctuate significantly. Some of the factors that affect our quarterly and annual operating results, many of which are difficult to control or predict, are:

•	the reduction, rescheduling or cancellation of orders by customers;
•	fluctuations in the timing and amount of customer requests for product shipments;
•	many of our orders are placed with short lead-time for delivery, so we may not be able to predict or schedule our manufacturing evenly;
•	fluctuations in the manufacturing output, yields, and inventory levels of our suppliers;
•	changes in the mix of products that our customers purchase;
•	our ability to manage distributor inventory to avoid excess returns;
•	our ability to introduce new products on a timely basis;
•	the announcement or introduction of products by our competitors;
•	the availability of third-party wafer fabrication and assembly capacity and raw materials;
•	competitive pressures on selling prices;
•	market acceptance of our products;
•	general conditions in the mobile electronics, computing, LED lighting and other markets and industries; and
•	general economic conditions.

We currently rely heavily upon a few customers for a large portion of our sales. Our sales would suffer materially were we to lose one of these customers.

In fiscal 2003, our four largest end-user customers (Motorola, Lumileds, Guidant, and Hewlett-Packard) have comprised a majority of our sales, with our largest customer (Motorola) representing over twenty percent of our sales during the six months ended September 30, 2002. These customers usually provide minimal lead time prior to the release of their purchase orders, and have non-binding commitments to purchase our products in the future. If these customers decide to reduce their demand for our products, our business would be adversely affected. There can be no assurance that our customers will continue to purchase our products in the quantities forecasted, or at all.

We currently rely heavily upon a few target markets for the bulk of our sales. If we are unable to further penetrate the markets for mobile electronics, personal computers, and LED lighting, or if these markets fail to grow as expected, our revenues could stop growing and may decline. Additionally, our revenues may also decline if we are unable to maintain our current market share for the medical devices market.

The bulk of our revenues in recent periods has been, and is expected to continue to be, derived from sales to manufacturers of mobile electronics, personal computer, LED lighting, and medical devices. In order for us to be successful, we must continue to penetrate these markets, or, in the case of medical devices, maintain our current market penetration. Furthermore, if these markets fail to grow as expected, our business could be materially harmed. Due to our narrow market focus, we are susceptible to materially lower revenues due to material adverse changes to one of these markets.

Our current dependence on our foundry partner and a small number of assembly/test subcontractors and our planned future dependence upon a limited number of such partners and subcontractors exposes us to a risk of manufacturing disruption or uncontrolled price changes.

Due to the volume of our products, we believe it is impractical for us to spread our use of foundry partners and assembly/test subcontractors over more than a few suppliers without significant increases in our costs. Currently, in addition to our Tempe, Arizona facility, we have only one foundry partner and rely on two primary assembly/test subcontractors. Several of our products are now sourced only in either our Tempe, Arizona facility or at our foundry partner near Shanghai, China. Our plan is to add one or more additional suppliers to reduce our dependence and increase our flexibility, although no assurance can be given that we will be successful. Furthermore, as to many of our products, due to their low volumes, we may still choose to rely on only one supplier for their manufacture and assembly/test. Although to date we have not experienced any material disruptions with respect to our suppliers, if the operations of one or more of our suppliers should be disrupted, or if such supplier should choose not to devote capacity to our products in a timely manner, our business may be adversely impacted as we may be unable to manufacture certain products in a timely basis. In addition, the volatility of the semiconductor industry has occasionally resulted in shortages of wafer fabrication capacity and assembly/test subcontractor capacity and other disruption of supplies. We may not be able to find sufficient suppliers at a reasonable price or at all if such disruptions occur. As a result, we face significant risks including:

•	reduced control over delivery schedules and quality;
•	longer lead times;
•	the potential lack of adequate capacity during periods of excess industry demand;
•	difficulties selecting and integrating new subcontractors;
•	limited warranties on products supplied to us;
•	potential increases in prices due to capacity shortages and other factors; and
•	potential misappropriation of our intellectual property.

If we fail to deliver our products on time or if the costs of our products increase, then our profitability and customer relationships could be harmed.

Our markets are subject to rapid technological change. Therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

•	rapidly changing technologies;
•	changing customer needs;
•	frequent new product introductions and enhancements;
•	increased integration with other functions; and
•	rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to, and use leading technologies in a cost-effective and timely manner, and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers’ future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

In addition, products for some applications are based on new and continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards.

We may not be able to identify new product opportunities, successfully develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense and involve engineering risk. Failure in any of these areas could harm our operating results.

The markets in which we participate are intensely competitive and our products are not sold pursuant to long-term contracts.

Our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

•	designing new products that implement new technologies;
•	subcontracting the assembly of new products and delivering them in a timely manner;
•	product quality and reliability;
•	technical support and service;
•	timely product introduction;
•	product performance and features;
•	price;
•	end-user acceptance of our customers’ products;
•	compliance with evolving standards; and
•	market acceptance of competitors’ products.

In addition, our competitors or customers may offer new products based on new technologies, industry standards or end-user or customer requirements, including products that have the potential to replace or provide lower-cost or higher-performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable. In addition, our competitors and customers may introduce products that integrate the functions performed by our integrated circuits on a single integrated circuit, or combine our integrated passives onto the integrated circuit, thus eliminating the need for our products. Furthermore, our customer relationships do not generally involve long-term binding commitments, making it easier for customers to change suppliers and making us more vulnerable to competitors. The stickiness of our customer relationships instead depends upon our past performance for the customer, the lead-time to qualify a new supplier for a particular product, and interpersonal relationships and trust.

Because our markets are highly fragmented, we generally encounter different competitors in our various market areas. Competitors with respect to our integrated passive products include Philips Electronics N.V. Ltd., Protek, Semtech, and STMicroelectronics, N.V. For our other semiconductor products, our competitors include Fairchild

Semiconductor, Linear Technology, Maxim, Micrel, National Semiconductor, On Semiconductor, Semtech, STMicroelectronics, N.V. and Texas Instruments. Many of our competitors are greater than us in size and have substantially greater financial, technical, marketing, distribution, and other resources than we do and have their own facilities for the production of semiconductor components.

Our competitors can reverse engineer our most successful products and become second sources for our customers which could decrease our revenues.

Many of our most successful products are not covered by patents and can be reverse-engineered. Thus, our competitors can become second sources for these products for our customers or our customers’ competitors which could decrease our unit sales or at least reduce the upside unit sale potential and also could lead to price-based competition which could result in lower prices for our products and lower revenues. One of our most effective barriers to entry is the lead-time advantage we achieve with our customers in working with them before their products are ready for market and our close relationships with them combined with the time it would take our competitors’ products to become qualified by our customers. Nonetheless, we are currently seeing certain of our competitors announce products which are for the most part a copy of some of our most successful products and we expect our revenues to be affected as a result.

Our future success depends in part on the continued service of our key engineering and management personnel and our ability to identify, hire and retain additional personnel.

There is intense competition for qualified personnel in the semiconductor industry, in particular for the highly skilled design, applications and test engineers involved in the development of new analog integrated circuits. Competition is especially intense in the San Francisco Bay area, where our corporate headquarters is located, as well as in the Tempe, Arizona area, where our factory is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Any growth is expected to place increased demands on our resources and will likely require the addition of management and engineering personnel, and the development of additional expertise by existing management personnel. During fiscal 2002, we hired a new CEO, CFO and Vice Presidents of Sales and Marketing, all of whom are critical to our success along with our continuing Vice Presidents of Engineering and Operations. Loss of the services of these top management team members or our key engineers, or failure to recruit or retain other key technical and management personnel, could harm our business.

The cyclicality of the semiconductor industry could result in pricing pressures for our products that could lower our net sales and operating margins and harm our profitability.

We are dependent on the semiconductor industry. The semiconductor industry in general has historically experienced significant downturns and wide fluctuations in supply and demand. The industry has also experienced significant fluctuations in anticipation of changes in general economic conditions. This has caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Industry-wide fluctuations in the future could result in pricing pressure on our products and lower demand for our products that could decrease our operating margins and net sales.

We are outsourcing an increasing portion of our wafer fabrication and are seeking additional foundry capacity. We may encounter difficulties in expanding our outsourcing of capacity.

We have adopted a fab-lite manufacturing model that involves the use of foundry partners to provide a majority of our wafer capacity, while still maintaining our own wafer fab for the production of products with high margin but lower unit volume, products requiring proprietary manufacturing processes, and for the purpose of product and process development. We chose this model in order to reduce our overall manufacturing costs and thereby increase our gross margin, reduce the impact of fixed cost issues when volume is light, provide us with capacity in case of short-term demand increases, provide us with access to newer production facilities and equipment, and provide us with additional manufacturing sources should unforeseen problems arise in our facility. Accordingly, we have recently outsourced a significant portion of our wafer manufacturing overseas in Asia and are seeking additional foundry capacity to reduce our usage of our Tempe, Arizona, facility. As we add foundry capacity, we may encounter difficulties in outsourcing as the third party contract manufacturers must learn how to run our processes in their facilities. As a result, we may experience unexpected delays or technical issues as we increase the portion of our manufacturing that is outsourced. It would be difficult if not impossible to reverse our outsourcing. If we experience manufacturing difficulties, then we will not have product to sell to our customers.

We do some of our own wafer fabrication and do not have alternate sources for some of our processes.

We currently operate our own semiconductor and thin film wafer manufacturing facility in Tempe, Arizona and perform selected back-end manufacturing in our headquarters facility in Milpitas, California. Much of our equipment has been utilized for a long time, and can be subject to unscheduled downtime. For some of our processes, our Tempe, Arizona facility is the only fab in which we can run these processes, which means that any disruption at our Tempe, Arizona facility would preclude our manufacturing certain products. Other significant risks associated with our wafer manufacturing include:

•	the lack of assured wafer supply, chemicals, or other materials, and control over delivery schedules;
•	the unavailability of, or delays in the ability to hire and train, sufficient manufacturing personnel;
•	variability in manufacturing yields and productivity; and
•	the availability of spare parts and maintenance service for aging equipment.

We could experience a substantial delay or interruption in the shipment of our products or an increase in our costs due to many reasons, including:

•	a sudden, unanticipated demand for our products;
•	a manufacturing disruption experienced by our wafer fabrication facility;
•	errors in fabrication or defects in raw materials;
•	the time required, or the inability to identify or qualify alternative manufacturing sources for existing or new products in the case of disruption;
•	failure of our suppliers to obtain the raw materials and equipment used in the production of our integrated circuits and integrated passives; or
•	unavailability of sufficient capacity to expand chipscale production.

During the third quarter of fiscal 2003, after the completion of the transfer of a number of our high volume products to ASMC and the transfer of products from the Milpitas fab that has ceased operations, the percentage of our revenues derived from products which can be manufactured solely in Tempe was approximately 30%, although this percentage is expected to decrease next year. Thus, materially adverse manufacturing issues at our Tempe facility could significantly reduce our revenue. For example, during the third quarter of fiscal 2003, we incurred start-up issues with the newly transferred product manufacturing capability for certain of our products. This caused us to be unable to timely manufacture some products for which we had shippable orders. This in turn resulted in our revenues for the third quarter of fiscal 2003 being lower than they otherwise would have been.

Our reliance upon foreign suppliers exposes us to risks associated with international operations.

We use manufacturing, assembly and test subcontractors in Asia, primarily in the Peoples Republic of China, Thailand and India, for most of our products. We intend to continue transferring our testing and shipping operations to foreign subcontractors. Our dependence on these subcontractors involves the following substantial risks:

•	political and economic instability;
•	potential difficulty in enforcing agreements and recovering damages for their breach;
•	disruption to air transportation from Asia; and
•	changes in tax laws, tariffs and freight rates.

These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships. In addition, we maintain significant inventory of die at our foreign subcontractors that could be at risk.

We also “drop-ship” product from these foreign subcontractors to customers. This has the effect of both saving freight charges and reducing the delivery cycle time. However, it increases our exposure to disruptions in operations not under our direct control and has required us to enhance our computer and information systems to coordinate this remote activity.

Our reliance on foreign customers could cause fluctuations in our operating results.

International sales accounted for 60% percent of net sales in fiscal 2002, 48% of net sales for fiscal 2001, and 43% for fiscal 2000. International sales accounted for 62% of net sales in the nine months ending December 31, 2002. International sales include sales to a US-based customer if the product is delivered outside the US for use outside the US. International sales may account for an increasing portion of our revenues, which would subject us to the following risks:

•	changes in regulatory requirements;
•	tariffs and other barriers;
•	timing and availability of export licenses;
•	political and economic instability;
•	difficulties in accounts receivable collections;
•	difficulties in staffing and managing foreign subsidiary and branch operations;
•	difficulties in managing distributors;
•	difficulties in obtaining foreign governmental approvals, if such approvals should become required for any of our products;
•	limited intellectual property protection;
•	foreign currency exchange fluctuations;
•	the burden of complying with and the risk of violating a wide variety of complex foreign laws and treaties; and
•	potentially adverse tax consequences.

In addition, because sales of our products have been denominated to date in United States dollars, increases in the value of the United States dollar could increase the relative price of our products so that they become more expensive to customers in the local currency of a particular country. Furthermore, because some of our customer purchase orders and agreements are influenced, if not governed, by foreign laws, we may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded.

If our distributors or sales representatives experience financial difficulty or otherwise are unwilling to promote our products, our business could be harmed.

We sell many of our products through distributors and sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products or may sell our competitor’s products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the electronics industry. We believe that our success will continue to depend upon these distributors and sales representatives. If our distributors and sales representatives experience financial difficulties, or otherwise become unable or unwilling to promote and sell our products, our business could be harmed.

Due to the volatility of demand for our products, our inventory may from time-to-time be in excess of our needs, which could cause write-downs of our inventory or of our deferred margin on distributor sales.

Generally our products are sold pursuant to short-term releases of customer purchase orders and some orders must be filled on an expedited basis. In addition, many of our products are specific to individual customers. We typically plan our production and our inventory levels, and the inventory levels of our distributors, based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. Therefore, we often order materials and at least partially fabricate product in anticipation of customer requirements. In order to achieve level line loading and efficiencies in manufacturing, we may also order and process materials in advance of anticipated customer demand. Furthermore, in order to timely respond to customer demand, due to long manufacturing lead times, we may also make or have made product in advance of orders to keep our inventory and we may encourage or at times require our distributors to order and stock product in advance of orders which is subject to their right to return it to us.

In the last two years, there has been a trend toward vendor-managed inventory among some large customers. In such situations, we do not recognize either revenue or bookings until the customer withdraws inventory from stock or otherwise becomes obligated to retain our product. This imposes the burden upon us of carrying additional inventory that is stored on our customers’ premises and is subject in certain instances to return to our premises if not used by the customer.

We value our inventories on a part-by-part basis to appropriately consider excess inventory levels and obsolete inventory based primarily based on forecasted customer demand and on backlog, and to consider reductions in sales price. Customer demand is highly volatile and is difficult to forecast. Based on this and the fact that many of our products are specific to individual customers, backlog is subject to revisions and cancellations and anticipated demand is constantly changing, which may result in carrying more inventory than we require in order to meet our customers’ needs, in which case we will incur charges to write down the excess inventory to its net realizable value, if any.

Our backlog may not result in future revenue. Also, our backlog at the start of a quarter typically comprises between sixty-five percent and eighty percent of our revenue for that quarter which limits our ability to forecast.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular point in time is not necessarily indicative of actual sales for any succeeding period. Approximately 14% and 21% of the orders in our backlog as of December 31, 2001, and March 31, 2001, respectively, were subsequently cancelled during the following twelve months. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business. Much of our revenue is based upon orders placed with us that have short lead-time until delivery or sales by our distributors to their customers (we do not recognize revenue on sales to our distributors until the distributor sells the product to its customers). As a result, our ability to forecast our future revenues and our need for short-term manufacturing capacity is limited. Thus, we may not be able to react quickly enough to increases or decreases in customer orders relative to our expectation based upon past performance.

A majority of our orders are not subject to long-term contracts and many are placed with short lead-times, making us susceptible to fluctuations in short-term revenues, to inventory risk if we make product in advance of orders, and to being unable to timely fulfill customer orders if we do not make product in advance of orders.

Generally, our orders are not subject to long-term contracts and many orders are placed with short lead-times or are cancelable on relatively short notice. The timing of these releases for production as well as custom design work is not under our control. Because of the short life cycles involved with our customers’ products, the order pattern from individual customers can be erratic with inventory accumulation and de-accumulation during phases of the life cycle for our customers’ products. As a result, we may experience quarterly fluctuations in revenue and operating results. We face the risk of inventory write-offs if we make product in advance of orders. However, if we do not make product in advance of orders, we may be unable to fulfill certain of the demand due to having insufficient inventory on hand and at our distributors to fill unexpected orders and due to the time required to make the product which may be in excess of the time certain customers will wait for the product.

The majority of our operating expenses cannot be reduced quickly in response to revenue shortfalls without impairing our ability to effectively conduct business.

The majority of our operating expenses are labor which cannot be reduced quickly without impairing our ability to effectively conduct business while much of the remainder of our operating costs such as rent are relatively fixed. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Consequently, our operating results will be harmed if our revenues do not meet our projections. We may experience revenue shortfalls for the following and other reasons:

•	significant pricing pressures that occur because of declines in average selling prices over the life of a product;
•	sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers and, in turn, harm our ability to meet our sales obligations; and
•	reduction, rescheduling, or cancellation of customer orders due to actions of our competitors, a softening of the demand for our customers’ products, or other reasons.

We may not be able to protect our intellectual property rights adequately.

Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, mask work registrations, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, the steps we take to protect our proprietary information may not be adequate to prevent misappropriation of our technology, and our competitors may independently develop technology that is substantially similar or superior to our technology.

To the limited extent that we are able to seek patent protection for our products or processes, our pending patent applications or any future applications may not be approved, and any issued patents may not provide us with competitive advantages and may be challenged by third parties. If challenged, our patents may be found to be invalid or unenforceable, and the patents of others may have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes, or design around any patents that may be issued to us.

We could be harmed by litigation involving patents and other intellectual property rights.

As a general matter, the semiconductor and related industries are characterized by substantial litigation regarding patent and other intellectual property rights. We may be accused of infringing the intellectual property rights of third parties. Furthermore, we may have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by our products. Infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims may be asserted in the future and such assertions, if proven to be true, may harm our business.

Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, would at a minimum be costly and could divert the efforts and attention of our management and technical personnel. In the event of any adverse ruling in any such litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third party claiming infringement. A license might not be available on reasonable terms, or at all.

We have litigation pending against us in which the opposing parties are seeking amounts which we estimate could be as much as between five and ten million dollars when intangible items are quantified.

In addition to the typical litigation most businesses face, we have two cases pending in which the amount sought from us by former employees is material to our operations. One case involves Chan Desaigoudar, our former Chairman of the Board and CEO, whose employment was terminated in 1994 amid allegations of securities fraud and insider trading. Mr. Desaigoudar ultimately settled a case brought by the class of affected securities holders by forfeiting CAMD stock he owned worth several millions of dollars and he plead guilty during 2002 to criminal charges of insider trading and was sentenced to 30 months in prison and restitution in excess of one half million dollars. Mr. Desaigoudar has alleged wrongful termination by us and has asked for damages and reinstatement of his stock options. The other case involves Tarsaim Batra, our former Vice President, whose employment was terminated in 1993. Mr. Batra has alleged that his termination was wrongful and has sought reinstatement of his stock options and damages. We believe the probability of losing these cases is small. Although several years old, both cases have been stayed by courts until fairly recently, and as a result, both cases are early in the discovery phase, making it difficult to assess the probability of the opposing parties or ourselves prevailing with a significant degree of confidence. We have not accrued any liability associated with these cases; however, should circumstances change or we lose a verdict, we could face liability which we estimate could be as much as between five and ten million dollars when intangible items are quantified.

Our stock price may continue to be volatile and our trading volume may continue to be relatively low and limit liquidity and market efficiency.

The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	our anticipated or actual operating results;
•	announcements or introductions of new products;
•	technological innovations or setbacks by us or our competitors;
•	conditions in the semiconductor and passive components markets;
•	the commencement of litigation;
•	changes in estimates of our performance by securities analysts;
•	announcements of merger or acquisition transactions; and
•	general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, particularly semiconductor companies, that have often been unrelated or disproportionate to the operating performance of the companies. These fluctuations, as well as general economic and market conditions may harm the market price of our common stock. Furthermore, our trading volume is often small, meaning that a few trades have disproportionate influence on our stock price. In addition, someone seeking to liquidate a sizable position in our stock may have difficulty doing so except over an extended period or privately at a discount.

Our shareholder rights plan, together with anti-takeover provision of our certificate of incorporation and of the California General Corporation Law may delay, defer or prevent a change of control.

Our board of directors recently adopted a shareholder rights plan to encourage third parties interested in acquiring us to work with and obtain the support of our board of directors. The effect of the rights plan is that any person who does not obtain the support of our board of directors for its proposed acquisition of us would suffer immediate dilution upon achieving ownership of more than ten percent of our stock. Under the rights plan, we have issued rights to purchase shares of our preferred stock which are redeemable by us for a nominal amount at any time and which accompany each of our outstanding common shares. These rights are triggered if a third party acquires more than ten percent of our stock without board of director approval or ten days after a third party announces a tender offer to do so. If triggered, these rights entitle our shareholders, other than the third party causing the rights to be triggered, to purchase the additional preferred stock at what is expected to be a relatively low price and may be exchanged for common stock under certain circumstance if permitted by the board of directors.

In addition, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights of those shares without any further vote or action by our shareholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future, including the preferred shares covered by the shareholder rights plan. The issuance of preferred stock may delay, defer or prevent a change in control. The terms of the preferred stock that might be issued could potentially make more difficult or expensive our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction. California Corporation law requires an affirmative vote of all classes of stock voting independently in order to approve a change in control. In addition, the issuance of preferred stock could have a dilutive effect on our shareholders.

Further, our shareholders must give written notice delivered to our executive offices no less than 120 days before the one-year anniversary of the date our proxy statement was released to shareholders in connection with the previous year’s annual meeting to nominate a candidate for director or present a proposal to our shareholders at a meeting. These notice requirements could inhibit a takeover by delaying shareholder action. The California Corporation law also restricts business combinations with some shareholders once the shareholder acquires 15% or more of our common stock.

Our November, 2002, private placement of our common shares was conducted at a discount to the market trading price of our common stock and four of our six directors participated. These directors could have been influenced to approve the offering due to their opportunity to participate.

Four members of our board of directors participated in the November, 2002, private placement, purchasing an aggregate of 25,000 shares (approximately 1.7%) out of approximately 1,500,000 total shares sold. The price per share of the shares sold in the private placement was $3.40 which represented a 10.3% discount when compared to our closing trading price of $3.79 per share on November 22, 2002, the day when (1) the pricing of the offering was determined by a committee of our board of directors and an outside lead investor and (2) the investors committed with us to participate in the offering. Investors also received three-year warrants to purchase 25% of the shares they purchased with an exercise price of $4.36 per share. Once six months passes, and assuming they then know of no material non-public information, that we are not in one of our trading blackout periods, and that this Registration Statement has become effective, and further assuming that the market trading price is in excess of $3.79 per share, the participant directors could sell their 25,000 shares for a profit. Although no assurance can be given, we believe that the terms of the offering were negotiated at arms length by us and the outside lead investor and reflect appropriately the risk associated with purchasing unregistered shares of our common stock which cannot be resold in the public market for one year unless earlier registered. However, our six-member board of directors unanimously approved the transaction knowing that individual directors could participate and thus could have been influenced to choose this financing as opposed to alternate courses of action.

Our failure to comply with environmental regulations could result in substantial liability to us.

We are subject to a variety of federal, state and local laws, rules and regulations relating to the protection of health and the environment. These include laws, rules and regulations governing the use, storage, discharge, release, treatment and disposal of hazardous chemicals during and after manufacturing, research and development and sales demonstrations, as well as the maintenance of healthy and environmentally sound conditions within our facilities. If we fail to comply with present or future regulations, we could be subject to substantial liability for clean up efforts, property damage, personal injury and fines or suspension or cessation of our operations. Restrictions on our ability to expand or continue to operate our present locations could be imposed upon us or we could be required to acquire costly remediation equipment or incur other significant expenses.

Earthquakes, other natural disasters, and shortages may damage our business.

Our California facilities and some of our suppliers are located near major earthquake faults that have experienced earthquakes in the past. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster near one or more of our major suppliers, like the one that occurred in Taiwan in September 1999, could disrupt the operations of those suppliers, which could limit the supply of our products and harm our business.

Additionally, our facility in Tempe, Arizona is located in a desert region of the southwestern United States. Disruption of water supplies or other infrastructure support could limit the supply of our products and harm our business.

We have occasionally experienced power interruptions at out Tempe facility and the risks of power shortages in California and Arizona have been reported.

Although we have not experienced any material disruption to our business to date, we cannot assure that if power interruptions or shortages occur in the future, they will not adversely affect our business.

Future terrorist activity, or threat of such activity, could adversely impact our business.

The September 11, 2001 attack may have adversely affected the demand for our customers’ products which in turn reduced their demand for our products. In addition, terrorist activity interfered with communications and transportation networks which adversely affected us. Future terrorist activity could similarly adversely impact our business.

Issuance of new laws or accounting regulations, or re-interpretation of existing laws or regulations, could materially impact our business or stated results.

From time to time, the government, courts, and financial accounting boards issue new laws or accounting regulations, or modify or re-interpret existing ones. We cannot guarantee that there will not be future changes in laws, interpretations, or regulations that would affect our financial results or the way in which we present them. Additionally, changes in the laws or regulations could have adverse effects on hiring and many other aspects of our business that would affect our ability to compete, both nationally and internationally. For example, proposals to account for employee stock option grants as an expense could have the result of our not using options as widely for our employees which could impact our ability to hire and retain key employees.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects”, “anticipates”, “estimates”, “believes”, “plans”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These are statements that relate to future periods and include statements as to expected revenues in various market niches, net profits or losses, cash flows from operations, and break-even points; the sufficiency of our cash reserves to meet our operating and capital requirements; our expectation that we will be in compliance with our loan covenants in the future; and our goals to focus on niche markets and the leaders in those markets and to operate in a fab-lite manner with additional foundry partners and the benefits from achieving those goals. Factors that could cause actual results to differ materially from those predicted, include but are not limited to, the performance of our niche markets and the market leaders in those markets, our ability to achieve future revenue levels, our ability to attract and retain customers and distribution partners for existing and new products, the success of the end-user products of our four largest customers which incorporate our products, our ability to locate additional foundry partners and their success in timely manufacturing quality product for us in the desired quantities and yields, our ability to control our expenses, and the strength of competitive offerings and the prices being charged by those competitors as well as the risks set forth above under the caption “Risk Factors.” These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to update or revise, or release publicly any updates or revisions to, any forward-looking statements contained in this prospectus, whether based upon intervening circumstances, events, changes in our knowledge, or otherwise.

PROCEEDS FROM THE OFFERING

We will not receive any proceeds from the sale of the shares by the selling shareholders. All proceeds from the sale of the shares will be for the account of the selling shareholders, as described below. See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

In November 2002, we entered into stock and warrant purchase agreements with the selling shareholders pursuant to which we (1) sold shares of common stock at $3.40 per share and (2) granted warrants to purchase shares of common stock with an exercise price of $4.36 per share. The $3.40 price per share of the shares sold in the private placement represented a 10.3% discount versus our closing trading price of $3.79 per share on November 22, 2002, which was the day both when the pricing of the offering was determined by negotiation between us and an outside lead investor and when the investors committed with us to participate in the offering. Such shares and the shares issuable upon exercise of these warrants are included among the shares whose resale is covered by this registration statement and prospectus. In November, 2002, we also granted warrants to the two placement agents for the stock and warrant financing. The common shares issuable upon exercise of these warrants are also included among the shares whose resale is covered by this registration statement and prospectus. Under the stock and warrant purchase agreements, and our engagement letter with the placement agents, we agreed to register all of these shares under the Securities Act for resale to the public and, subject to the terms of such agreements and engagement letter, to cause this registration statement to be kept effective until the earlier of (1) November 26, 2004, or (2) such time as all the shares offered by this prospectus have been sold.

The following table sets forth information as of November 30, 2002 regarding the beneficial ownership of common stock by each of the selling shareholders and the shares being offered by the selling shareholders. Information with respect to beneficial ownership is based upon information obtained from the selling shareholders. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock. All of the warrants are immediately exercisable except those held by CAMD directors which are not exercisable until May, 2003. The “Number of Shares Being Offered” in the following table includes shares subject to warrants acquired by the selling shareholders in November, 2002. However, shares subject to warrants not exercisable within 60 days of November 30, 2002, are not included as “Shares Beneficially Owned.” Thus, the “Shares Beneficially Owned Prior to the Offering” includes the November, 2002, warrants for all selling shareholders except the CAMD directors. Accordingly, unlike for the other selling shareholders, for the four CAMD directors who are selling shareholders, the number of “Shares Beneficially Owned Prior to Offering” less “Number of Shares Being Offered” does not equal “Shares Beneficially Owned After Offering”.

	Shares Beneficially Owned Prior to Offering(1)			Shares Beneficially Owned After Offering(1)
Selling Shareholders	Number	Percent(2)	Number of Shares Being Offered(3)	Number	Percent(2)
Columbus Capital Partners, L.P.(4)	1,187,200	7.51%	375,000	812,200	5.14%
Columbus Capital Offshore Fund, Ltd.(4)	625,800	3.96%	87,500	538,300	3.40%
T. Rowe Price Small Cap Value Fund, Inc.(5)	1,087,500	6.88%	187,500	900,000	5.69%
Lagunitas Partners, L.P.(6)	367,647	2.32%	367,647	—	—
Gruber & McBaine International(6)	91,912	*	91,912	—	—
Jon D. Gruber & Linda W. Gruber(7)	551,471	3.49%	551,471	—	—
The Tail Wind Fund Ltd(8)	147,059	*	147,059	—	—
Cranshire Capital, L.P.(9)	125,000	*	125,000	—	—
Proximity Partners, L.P.(10)	38,603	*	38,603	—	—
Proximity Fund, L.P.(10)	90,073	*	90,073	—	—
Capital Ventures International(11)	91,912	*	91,912	—	—
Vertical Ventures Investments, LLC(12)	137,868	*	137,868	—	—
Chad W. Keck(13)	13,500	*	12,500	1,000	*
Donald L. Waite(14)	91,375	*	9,375	83,875	*
Daniel McCranie(14)	49,375	*	9,375	41,875	*
Wade Meyercord(15)	132,675	*	6,250	127,675	*
Edward C. Ross(15)	5,000	*	6,250	—	—
Stephen M. Wurzburg(16)	25,000	*	15,000	10,000	*
Jeffrey K. Li(17)	3,000	*	2,500	500	*
Anne Young and Kevin Low(18)	5,000	*	5,000	—	—
Adams, Harkness & Hill, Inc.(19)	22,383	*	22,383	—	—
Needham & Company, Inc.(19)	81,633	*	22,383	59,250	*
TOTAL			1,943,002

*	Less than 1%.

(1) Information with respect to beneficial ownership is based upon information obtained from the selling shareholders, Forms 13G filed with the SEC, and from our transfer agent. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. Shares of our common stock receivable upon exercise of options and warrants that are currently exercisable or exercisable within 60 days of November 30, 2002 are deemed to be outstanding and to be beneficially owned by the person presently entitled to exercise the right of conversion or exercise for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on 15,813,852 shares of our common stock being outstanding both prior to and after the offering, with such number of shares being derived as the sum of the 14,295,267 shares of our common stock outstanding as of November 30, 2002, plus the 1,518,585 shares of our common stock sold in a private placement executed in November, 2002, but does not include the 373,401 warrant shares exercisable within sixty (60) days of November 30, 2002 granted to the investors in the private placement, and does not include the 44,766 warrant shares granted to the placement agents in connection with such private placement.

(3) Under the November 2002 stock and warrant purchase agreements, we also granted rights to acquire common shares as liquidated damages if the registration statement that incorporates this prospectus is not declared effective on or before February 26, 2003. The shares covered by such rights would be issued at no charge on each monthly anniversary of February 26, 2003 that such registration statement has not yet been declared effective in up to twenty-one equal installments of two percent (2%) of the number of shares of common stock sold. The shares issuable upon exercise of these rights are not included among the shares whose resale is covered by this prospectus and are not included in the “Number of Shares Being Offered.” The four CAMD directors who are Selling Shareholders have agreed to waive any such shares. In the event that such liquidated damage shares are to be issued, we will amend this prospectus to include such shares.

(4) Columbus Capital Management LLC (“CCM”) is the sole general partner of these limited partnerships and Matthew D. Ockner is the sole managing member of CCM. CCM and Mr. Ockner have both disclaimed beneficial ownership as to the 1,813,000 shares of our stock owned by these limited partnerships except to the extent of their respective pecuniary interests. The “Number of Shares Being Offered” in the table for Columbus Capital Partners, L.P. includes 75,000 shares subject to warrants exercisable within sixty (60) days of November 30, 2002. The

“Number of Shares Being Offered” in the table for Columbus Capital Offshore Fund Ltd. includes 17,500 shares subject to warrants exercisable within sixty (60) days of November 30, 2002.

(5) T. Rowe Price Associates, Inc. (“T. Rowe Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by T. Rowe Price Small Cap Value Fund, Inc., as well as shares owned by certain other individual and institutional investors. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates may be deemed to be the beneficial owner of a total of 1,222,500 shares (representing 7. 35% of the shares outstanding), including the shares owned by T. Rowe Price Small Cap Value Fund, Inc.; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The “Number of Shares Being Offered” in the table for T. Rowe Price Small Cap Value Fund, Inc. includes 37,500 shares subject to warrants exercisable within sixty (60) days of November 30, 2002.

(6) Gruber & McBaine Capital Management (“GMCM”) is the general partner of Lagunitas Partners, L.P. and the attorney in fact of Gruber & McBaine International, and Jon D. Gruber is a controlling member of GMCM. GMCM and Mr. Gruber have both disclaimed beneficial ownership as to the 459,559 shares of our stock owned by such entities, except to the extent of his pecuniary interest. The “Number of Shares Being Offered” in the table for Lagunitas Partners, L.P. includes 73,530 shares subject to warrants exercisable within sixty (60) days of November 30, 2002. The “Number of Shares Being Offered” in the table for Gruber & McBaine International includes 18,383 shares subject to warrants exercisable within sixty (60) days of November 30, 2002.

(7) The “Number of Shares Being Offered” in the table for Jon D. Gruber & Linda W. Gruber includes 18,383 shares subject to warrants exercisable within sixty (60) days of November 30, 2002 as well as the shares owned by Lagunitas Partners, L.P. and Gruber & McBaine International, since Jon D. Gruber is a controlling member of Gruber & McBaine Capital Management (“GMCM”), which is the general partner of Lagunitas Partners, L.P. and the attorney in fact of Gruber & McBaine International. GMCM and Mr. Gruber have both disclaimed beneficial ownership as to the 459,559 shares of our stock owned by such entities, including shares subject to warrants exercisable within sixty (60) days of November 30, 2002, except to the extent of Mr. Gruber’s pecuniary interest.

(8) Tail Wind Advisory and Management Ltd., a U.K. corporation (“TWAM”), is the investment manager for The Tail Wind Fund Ltd. (“Tail Wind”). Because its beneficial ownership arises solely from its status as the investment manager of Tail Wind, TWAM expressly disclaims equitable ownership of and pecuniary interest in any shares of common stock arising from its status as the investment manager. TWAM is controlled by David A. Crook. The “Number of Shares Being Offered” in the table for Tail Wind includes 29,412 shares subject to warrants exercisable within sixty (60) days of November 30, 2002.

(9) Downsview Capital, Inc. is the general partner of Cranshire Capital, L.P. Mr. Mitchell P. Kopin, who is the President of Downsview Capital, Inc. has sole voting and investment power over the securities registered hereunder and listed as beneficially owned by Cranshire Capital, L.P. The “Number of Shares Being Offered” in the table for Cranshire Capital, L.P. includes 25,000 shares subject to warrants exercisable within sixty (60) days of November 30, 2002.

(10) Proximity Capital LLC is the general partner of Proximity Partners, L.P. and Proximity Fund, L.P. Mr. Geoffrey M Crosby has sole voting and investment power over the securities registered hereunder and listed as beneficially owned by Proximity Partners, L.P. and Proximity Fund, L.P., and has disclaimed beneficial ownership in the shares owned by such limited partnerships. The “Number of Shares Being Offered” in the table for Proximity Partners, L.P. includes 7,721 shares subject to warrants exercisable within sixty (60) days of November 30, 2002. The “Number of Shares Being Offered” in the table for Proximity Fund, L.P. includes 18,015 shares subject to warrants exercisable within sixty (60) days of November 30, 2002.

(11) Heights Capital Management, Inc., as the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of those shares. Andrew Frost, in his capacity as President of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Frost disclaims any such beneficial ownership of the shares. The “Number of Shares Being Offered” in the table for Capital Ventures International includes 18,383 shares subject to warrants exercisable within sixty (60) days of November 30, 2002.

(12) Mr. Joshua Silverman has voting and investment power over the securities being registered hereunder and listed as beneficially owned by Vertical Ventures Investments, LLC. The “Number of Shares Being Offered” in the table for Vertical Ventures Investments, LLC includes 27,574 shares subject to warrants exercisable within sixty (60) days of November 30, 2002.

(13) The “Number of Shares Being Offered” in the table for Chad W. Keck includes 2,500 shares subject to warrants exercisable within sixty (60) days of November 30, 2002. Mr. Keck is an affiliate of Needham & Company, Inc., a broker-dealer, and at the time he purchased the shares, Mr. Keck purchased the shares in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(14) Includes shares subject to options exercisable within sixty (60) days of November 30, 2002. Donald L. Waite, and Daniel McCranie are Directors of California Micro Devices Corporation. The “Shares Beneficially Owned Prior to Offering” in the table for each of Donald L. Waite and Daniel McCranie do not include 1,875 shares subject to warrants, since such warrants are not exercisable within sixty (60) days of November 30, 2002.

(15) Includes shares subject to options exercisable within sixty (60) days of November 30, 2002. Wade Meyercord and Edward C. Ross are Directors of California Micro Devices Corporation. The “Shares Beneficially Owned Prior to Offering” in the table for each of Wade Meyercord and Edward C. Ross do not include 1,250 shares subject to warrants, since such warrants are not exercisable within sixty (60) days of November 30, 2002.

(16) The “Number of Shares Being Offered” in the table for Stephen M. Wurzburg includes 3,000 shares subject to warrants exercisable within sixty (60) days of November 30, 2002. Stephen M. Wurzburg is an attorney with and member of the law firm of Pillsbury Winthrop LLP which serves as outside counsel to California Micro Devices Corporation.

(17) The “Number of Shares Being Offered” in the table for Jeffrey K. Li includes 500 shares subject to warrants exercisable within sixty (60) days of November 30, 2002. Jeffrey K. Li is an attorney employed by Pillsbury Winthrop LLP which serves as outside counsel to California Micro Devices Corporation.

(18) The “Number of Shares Being Offered” in the table for Anne Young and Kevin Low includes 1,000 shares subject to warrants exercisable within sixty (60) days of November 30, 2002. Ms. Young is an employee of Needham & Company, Inc., a broker-dealer, and at the time she purchased the shares, Ms. Young purchased the shares in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(19) The “Shares Beneficially Owned Prior to the Offering” and the “Number of Shares Being Offered” are comprised entirely of shares subject to warrants exercisable within sixty (60) days of November 30, 2002. Adams, Harkness & Hill, Inc. and Needham & Company, Inc. acted as placement agents to California Micro Devices Corporation in this transaction, and each received $152,193 and warrants to purchase 22,383 shares of common stock solely as compensation for such services.

Because a selling shareholder may offer by this prospectus all or some part of the common stock which he, she, or it holds, no estimate can be given as of the date hereof as to the amount of common stock actually to be offered for sale by a selling shareholder or as to the amount of common stock that will be held by a selling shareholder upon the termination of such offering.

PLAN OF DISTRIBUTION

The selling shareholders may offer and sell the shares covered by this prospectus at various times. As used in this prospectus, the term “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling shareholders will act independently of CAMD in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling shareholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;
•	ordinary brokerage transactions in which the broker solicits purchasers;
•	in connection with short sales, in which the shares are redelivered to close out short positions;
•	in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;
•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;
•	privately negotiated transactions; or
•	in a combination of any of the above methods.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions.

The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

The shares to be sold in this offering have been listed on the Nasdaq National Market, subject to official notice of issuance.

We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the stock and warrant purchase agreements and the placement agent’s engagement letter, or the selling shareholders will be entitled to contribution. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related stock and warrant purchase agreement and the placement agent’s engagement letter, or we will be entitled to contribution.

Once sold under this registration statement to which this prospectus relates, the shares of common stock will be freely tradable in the hands of persons other than our affiliates. We do not know whether any selling stockholder will sell any or all of the shares of common stock offered by this prospectus.

CAMD has agreed to bear all expenses of registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling shareholders. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling shareholders selling those shares.

LEGAL MATTERS

Selected legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for CAMD by Pillsbury Winthrop LLP, Palo Alto, California. Selling shareholder Stephen M. Wurzburg is a member of Pillsbury Winthrop LLP, and selling shareholder Jeffrey K. Li is an employee of Pillsbury Winthrop LLP.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual report on Form 10-K for the year ended March 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling shareholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to CAMD and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the year ended March 31, 2002 as amended by Forms 10-K/A filed on February 7, 2003 and February 25, 2003,
•	our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2002, September 30, 2002, and December 31, 2002, as amended by the Form 10-Q/A for the quarter ended December 31, 2002 filed on February 25, 2003,
•	our current reports on Form 8-K filed with the Commission on May 15, 2002 and November 27, 2002, and
•	the description of our Common Stock contained in our registration statement on Form 8-A dated March 2, 1987, and filed on March 4, 1987, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing, telephoning, or e-mailing us at the following addresses and number:

Investor Relations

California Micro Devices Corporation

430 N. McCarthy Blvd

Milpitas, CA 95035-5112

Telephone (408) 263-3214

Email: ir@calmicro.com

We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling shareholders are offering to sell, and seeking offers to buy, only the shares of CAMD common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling shareholders. All amounts are estimated except the Commission registration fee.

Amount
SEC registration fee	$866.97
Accounting fees and expenses	$15,000.00
Legal fees and expenses	$25,000.00
Miscellaneous fees and expenses	$0.00
Total	$40,866.97

Item 15.    Indemnification of Directors and Officers

Section 317 of the California Corporations Code provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Registrant’s Articles of Incorporation and Bylaws provide for indemnification of Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16.    Exhibits

Exhibit Number	Description of Document
5.1	Opinion of Pillsbury Winthrop LLP.*
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1).
24.1	Power of Attorney (contained on page II-3).*

* filed previously

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Second Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on February 21, 2003.

CALIFORNIA MICRO DEVICES CORPORATION

By:	/S/ ROBERT V. DICKINSON
Robert V. dickinson Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ ROBERT V. DICKINSON Robert V. Dickinson	President, Chief Executive Officer (Principal Executive Officer) and Director	February 21, 2003

/s/ KENNETH E. THORNBRUGH* Kenneth E. Thornbrugh	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 21, 2003

/s/ WADE MEYERCORD* Wade Meyercord	Director	February 21, 2003

/s/ J. DANIEL MCCRANIE* J. Daniel McCranie	Director	February 21, 2003

/s/ DR. EDWARD C. ROSS* Dr. Edward C. Ross	Director	February 21, 2003

/s/ DR. JOHN L. SPRAGUE Dr. John L. Sprague	Director	February 21, 2003

/s/ DONALD L. WAITE* Donald L. Waite	Director	February 21, 2003

* by Robert V. Dickinson, as attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document
5.1*	Opinion of Pillsbury Winthrop LLP.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1).
24.1*	Power of Attorney (contained on page II-3).

*	Filed previously